UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NorthStar Realty Europe Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

66706L101

(CUSIP Number)

Colony Capital Operating Company, LLC

515 S. Flower Street, 44th Floor

Los Angeles, CA 90071

310-282-8820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons COLONY CAPITAL OPERATING COMPANY, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,934,525
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,934,525

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,934,525
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.0%[1]
14	Type of Reporting Person (See Instructions) OO

[1]	Based on 54,997,350 shares of Common Stock issued and outstanding as of May 4, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the SEC on May 10, 2017.

1	Names of Reporting Persons COLONY NORTHSTAR, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,934,525
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,934,525

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,934,525
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.0%[2]
14	Type of Reporting Person (See Instructions) CO

[2]	Based on 54,997,350 shares of Common Stock issued and outstanding as of May 4, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the SEC on May 10, 2017.

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D originally filed on behalf of Colony Capital Operating Company, LLC, a Delaware limited liability company (“CCOC”), and Colony NorthStar, Inc., a Maryland corporation (“Colony NorthStar,” and collectively with CCOC, the “Reporting Persons”), on May 22, 2017 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to report the increase of the Reporting Persons beneficial ownership in the Issuer as a result of additional purchases of Common Stock by JPM on behalf of CCOC pursuant to the 10b-18 Purchase Agreement (as described in the Schedule 13D).

Item 2.	Identity and Background.

Item 2 is hereby amended as follows:

The information set forth in updated Annex A hereto is incorporated by reference in this Item 2.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended as follows:

Since May 22, 2017 to the date hereof, JPM, on behalf of CCOC, has purchased the number of shares at the corresponding prices listed on Annex B hereto in the open market pursuant to the 10b-18 Purchase Agreement (collectively, with the Bow Street Shares and 10b-18 Shares, the “Shares”).

CCOC used available cash to pay for the Shares. CCOC did not borrow any funds for the purchase of the Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of June 1, 2017, the Reporting Persons are the beneficial owners of 4,934,525 shares of Common Stock, which represent approximately 9.0%3 of the Issuer’s outstanding Common Stock.

(b)

CCOC has:

(i) sole power to vote or direct the vote of no shares of Common Stock;

(ii) shared power to vote or direct the vote of 4,934,525 shares of Common Stock;

(iii) sole power to dispose or direct the disposition of no shares of Common Stock; and

[3]	Based on 54,997,350 shares of Common Stock issued and outstanding as of May 4, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the SEC on May 10, 2017.

(iv) shared power to dispose or direct the disposition of 4,934,525 shares of Common Stock.

Colony NorthStar has:

(i) sole power to vote or direct the vote of no shares of Common Stock;

(ii) shared power to vote or direct the vote of 4,934,525 shares of Common Stock;

(iii) sole power to dispose or direct the disposition of no shares of Common Stock; and

(iv) shared power to dispose or direct the disposition of 4,934,525 shares of Common Stock.

(c) Since filing the Schedule 13D, CCOC has purchased the number of shares at the corresponding prices listed on Annex B hereto in the open market.

(d) Not applicable.

(e) Not applicable.

The information set forth in updated Annex A and Annex B hereto is incorporated by reference in this Item 5.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Date: June 2, 2017

COLONY CAPITAL OPERATING COMPANY, LLC

By:	/s/ Mark M. Hedstrom
	Name:	Mark M. Hedstrom
	Title:	Vice President

COLONY NORTHSTAR, INC.

By:	/s/ Mark M. Hedstrom
	Name:	Mark M. Hedstrom
	Title:	Executive Vice President & Chief Operating Officer

UPDATED ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

COLONY NORTHSTAR, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of Colony NorthStar, Inc. Each director and executive officer is a citizen of the United States. The business address of each director and executive officer is c/o Colony NorthStar, Inc., 515 S. Flower Street, 44th Floor, Los Angeles, CA 90071. To the best of Colony NorthStar, Inc.’s knowledge, none of its directors or executive officers beneficially owns any shares of Common Stock of the Issuer, except for David Hamamoto and Charles W. Schoenherr, and none of its directors or executive officers has engaged in any transactions in the shares of such Common Stock during the past 60 days. Mr. Hamamoto and Mr. Schoenherr own 721,559 and 21,934 shares, respectively, of Common Stock of the Issuer, or 1.3% and less than one percent,4 respectively, of the Common Stock outstanding, and has the sole power to vote such shares and the sole power to dispose or to direct the disposition of such shares.

Directors	Principal Occupation
Thomas J. Barrack, Jr.	Executive Chairman Colony NorthStar, Inc.

David T. Hamamoto	Executive Vice Chairman Colony NorthStar, Inc.

Doug Crocker II	Managing Partner DC Partners LLC

Nancy A. Curtin	Chief Investment Officer and Head of Investments Close Brothers Asset Management

Jon A. Fosheim	Private Investor

Justin Metz	Managing Principal Related Companies

George G. C. Parker	Professor Stanford University’s Graduate School of Business

Charles W. Schoenherr	Managing Director Waypoint Residential, LLC

John L. Steffens	Founder Spring Mountain Capital, LP

John A. Somers	Private Investor

[4]	Based on 54,997,350 shares of Common Stock issued and outstanding as of May 4, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the SEC on May 10, 2017.

Executive Officers	Title
Thomas J. Barrack, Jr.	Executive Chairman

David T. Hamamoto	Executive Vice Chairman

Richard B. Saltzman	Chief Executive Officer and President

Mark M. Hedstrom	Executive Vice President and Chief Operating Officer

Ronald M. Sanders	Executive Vice President and Chief Legal Officer and Secretary

Darren J. Tangen	Executive Vice President, Chief Financial Officer and Treasurer

Kevin P. Traenkle	Executive Vice President and Chief Investment Officer

Neale Redington	Chief Accounting Officer

COLONY CAPITAL OPERATING COMPANY, LLC

The following sets forth the name and position of each executive officer of Colony Capital Operating Company, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is c/o Colony Capital Operating Company, LLC, 515 S. Flower Street, 44th Floor, Los Angeles, CA 90071. To the best of Colony Capital Operating Company, LLC’s knowledge, none of its executive officers beneficially owns any shares of Common Stock of the Issuer, except for David Hamamoto, and none of its executive officers has engaged in any transactions in the shares of such Common Stock during the past 60 days. Mr. Hamamoto owns 721,559 shares of Common Stock of the Issuer, or 1.3%5 of the Common Stock outstanding, and has the sole power to vote such shares and the sole power to dispose or to direct the disposition of such shares.

Executive Officers	Title
Thomas J. Barrack, Jr.	Chairman

David T. Hamamoto	Vice Chairman

Richard B. Saltzman	Chief Executive Officer and President

Mark M. Hedstrom	Vice President

Ronald M. Sanders	Vice President, Secretary

Darren J. Tangen	Vice President, Treasurer

Neale Redington	Vice President

David A. Palame	Assistant Secretary

[5]	Based on 54,997,350 shares of Common Stock issued and outstanding as of May 4, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the SEC on May 10, 2017.

ANNEX B

PURCHASES PURSUANT TO 10B-18 PURCHASE AGREEMENT

The following table sets forth information on the daily purchases of shares of Common Stock of the Issuer by JPM, on behalf of CCOC, since the filing of the Schedule 13D on May 22, 2017 through June 1, 2017.

Date	Aggregate Number of Shares Purchased	Weighted Average Purchase Price[6]	Price Range
May 23, 2017	79,457	$12.0670	$11.8800 - $12.2000
May 24, 2017	79,457	$12.3026	$12.1000 - $12.4200
May 25, 2017	79,457	$12.3443	$12.1200 - $12.5000
May 26, 2017	79,457	$12.1951	$12.0900 - $12.3100
May 30, 2017	104,023	$12.2048	$12.1550 - $12.2900
May 31, 2017	104,023	$12.2009	$12.1400 - $12.3000
June 1, 2017	104,023	$12.4101	$12.2200 - $12.5000

[6]	The Reporting Persons undertake to provide upon request by the Staff full information regarding the number of Shares purchased at each separate price.